

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

July 23, 2010

Mr. Pavlos Kanellopoulos
 Chief Financial Officer
EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX Bermuda

> **Re:** **Excel Maritime Carriers Ltd.**
> **Form 20-F for the year ended December 31, 2009**
> **File No. 1-10137**

Dear Mr. Kanellopoulos:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief